SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-3950

FORD MOTOR COMPANY TAX-EFFICIENT
SAVINGS PLAN FOR HOURLY EMPLOYEES
(Full title of the plan)

FORD MOTOR COMPANY
One American Road
Dearborn, Michigan 48126

(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

Required Information

Financial Statements and Schedules

Statements of Net Assets Available for Benefits, as of December 31, 2006 and December 31, 2005.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006.

Schedule I – Schedule of Assets Held at End of Year as of December 31, 2006.

EXHIBITS

Designation	Description	Method of Filing

Exhibit 23	Consent of Plante & Moran, PLLC	Filed with this Report

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

FORD MOTOR COMPANY TAX-EFFICIENT SAVINGS
PLAN FOR HOURLY EMPLOYEES

Date: June 27, 2007	By:	/s/Mickey Bartlett
Mickey Bartlett, Chair
Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees Committee

EXHIBIT INDEX

Designation	Description

Exhibit 23	Consent of Plante & Moran, PLLC

Ford Motor Company
Tax-Efficient Savings Plan for
Hourly Employees

Financial Report
December 31, 2006

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Contents

Report Letter	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Ford Motor Company Tax-Efficient
      Savings Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2006 and 2005, and the changes in net assets for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan
June 22, 2007

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Statement of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Participant-directed Investments:
Investment in Ford Defined Contribution Plans Master Trust (Note 3)	$3,775,576,491	$3,688,200,857
Participant loans	222,179,784	233,707,387
Total Investments	3,997,756,275	3,921,908,244
Contributions receivable	3,309,640	-
Net Assets Reflecting All Investments at Fair Value	4,001,065,915	3,921,908,244

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	13,099,673	(4,458,738)

Net Assets Available for Benefits	$4,014,165,588	$3,917,449,506

See Notes to Financial Statements

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Employee contributions	$250,744,323
Net investment gain from interest in Ford Defined Contribution Plans Master Trust (Note 3)	282,177,615
Interest on participant loans	11,482,338

Total additions	544,404,276

Deductions
Withdrawal of participants' accounts	$(441,817,104)
Ford Stock dividend payments to participants	(5,110,522)
Administrative expenses	(760,568)

Total deductions	(447,688,194)

Net Increase in Net Assets Available for Benefits	96,716,082

Net Assets Available for Benefits
Beginning of year	3,917,449,506

End of year	$4,014,165,588

See Notes to Financial Statements

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Description of the Plan

The following description of the Ford Motor CompanyTax-Efficient Savings Plan for Hourly Employees (the “Plan”) provides only general information.  The Plan was established effective January 1, 1985.  Participants should refer to the provisions of the Plan that are governed in all respects by the detailed terms and conditions contained in the Tax Efficient Savings Agreement and Plan in Volume III of the agreement between the UAW and the Ford Motor Company (the “Company”) dated September 15, 2003.

Type and Purpose of the Plan - The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible hourly employees of the Company and to provide them with an opportunity to become stockholders of the Company.  The Plan includes provisions for voting shares of company stock.  It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA), applicable to defined contribution pension plans.

Eligibility and Vesting - Hourly employees are eligible to participate in the Plan three months after their original date of hire.  Certain other part-time and temporary employees may also be eligible to participate in the Plan.  Participation in the Plan is voluntary.  Employees are immediately 100 percent vested in the Plan.

Contributions - Participants can contribute to the Plan on both a pretax and after-tax basis, subject to federal tax law limits.  Participants may also elect to contribute all, or a portion of their distributions under the Company’s Profit Sharing Plan to the Plan on a pretax basis.  Pretax contributions are excluded from participant’s federal and most state and local taxable income.

Subject to Ford Motor Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code of 1986, as amended (the "Code").  For the year ended December 31, 2006, transfers from other qualifying plans or arrangements amounted to approximately $1,366,000 which are included in employee contributions in the statement of changes in net assets available for benefits.

Activity for participants in the Ford Stock Fund who have elected to receive dividends paid in the form of cash instead of purchasing additional shares is reported in the statement of changes in net assets available for benefits.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements
December 31, 2006 and 2005

Note 1 - Description of the Plan (Continued)

Participant Accounts - A participant’s account balance is comprised of their contributions and investment income earned from the individual investment options selected by the participant.  Certain investment options will charge a fee on short-term transfers which is paid from the participant’s account.  The benefit to which a participant is entitled is determined from the participant’s vested account balance.

Distributions - Plan assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2 years of age, except in the case of personal financial hardship.  After-tax assets can be withdrawn at any time without restriction.

Master Trust Investment Options and Participation - Participant contributions are invested in accordance with the participant’s election in one or more investments, which are held in the Ford Defined Contribution Plans Master Trust (the “Master Trust”) (see Note 3).

Transfers of Assets - The Plan permits the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options.

Participant Loans - The Plan permits loans to participants from both their pretax and after-tax accounts.  Monthly loan interest rates are based on the prime rate published in The Wall Street Journal on the last business day of the prior month.

A participant is eligible to take out one loan per calendar year, and to have only four loans outstanding at any one time.  Regular loans may be for a minimum of one year, but not exceeding five years.  Home loans are for a period of ten years.

Participant loans are included in the statements of net assets available for benefits. Loans that are considered to be in default by the Plan are reclassified as withdrawals.

Related-Party Transactions - Certain Master Trust investment options are mutual funds and other investment products managed by Fidelity Management and Research Company, which is a wholly owned subsidiary of FMR Corp. Fidelity Management Trust Company, also a wholly owned subsidiary of FMR Corp., is the trustee as defined by the Plan. Fidelity Investments Institutional Operations Company, Inc., also a wholly owned subsidiary of FMR Corp., is the third party administrator for the Plan. Additionally, Barclays Global Investors and World Asset Management are paid investment management fees by the Company on behalf of the Plan.  Fees paid to these entities for trustee, administrative, and other fees qualify as related party transactions.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements
December 31, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investments - The mutual funds and common/collective trust funds are at net asset value of the shares/units held.  The investment in the Ford Stock Fund and the investments in all other funds, except the Interest Income Fund are valued on the basis of quoted year-end market prices.  The Interest Income Fund, which invests in fully-benefit responsive and synthetic investment contracts, is stated at contract value.  Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The fair value of these investment contracts is based on discounting related cash flows utilizing current yields of similar investments with comparable durations. The fair value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expense (Note 3)  Participant loans are valued at cost, which approximates fair value.  The average S&P and Moody’s credit quality ratings for the underlying investments of the Interest Income Fund were the equivalent of AA- or higher during 2006.  The Common Stock Index Fund and the U.S. Extended Market Index Fund are stated at the aggregate market value of the individual collective pools included in each respective fund.

Purchases and sales of investments by the Master Trust are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Income from other investments of the Master Trust is recorded as earned on an accrual basis.

Investment Contracts - The Master Trust, through its investment in the Interest Income Fund, invests in synthetic investment contracts (synthetic GICs).  A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Master Trust, of high-quality, short to intermediate term fixed income securities.  The Master Trust purchases a wrap contract from financial services institutions.  A synthetic GIC contract credits a stated interest rate for a specified period of time.  Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Master Trust on a prospective basis.  Synthetic GICs provide for a variable crediting rate, which resets annually, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.  The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments.  This difference is amortized over the duration of the covered investments.  Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.  The crediting rate can be adjusted periodically and is usually adjusted annually, but in no event is the crediting rate less the 0 percent.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements
December 31, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Certain events limit the ability of the Master Trust to transact at contract value with the insurance company and the financial institution issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. Divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The plan administrator does not believe that the occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value with participants, is probable.

The synthetic investment contracts generally impose conditions on both the Master Trust and the issuer.  If an event of default occurs and is not cured, the non-defaulting party may terminate the contract.  The following may cause the Master Trust to be in default:  a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement.  The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers.  If, in the event of default of an issuer, the Master Trust were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Master Trust’s assets no longer covered by the contract is below contract value.  The Master Trust may seek to add additional issuers over time to diversify the Master Trust’s exposure to such risk, but there is no assurance the Master Trust may be able to do so.  The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Master Trust unable to achieve its objective if maintaining a stable contract value.  The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments.  Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.  Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.  If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Master Trust the excess, if any, of contract value over market value on the date of termination.  If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Master Trust the cost of  acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract.  If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Master Trust to the extent necessary for the Master Trust to satisfy outstanding contract value withdrawal requests.  Contract termination also may occur by either party upon election and notice.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements
December 31, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Since synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Average yield for synthetic GICs	2006	2005
Based on actual earnings	5.15%	4.89%
Based on interest rate credited to participants	3.73%	3.57%

Contributions - Contributions to the Plan from participants are recorded in the period that payroll deductions are made from Plan participants.

Payment of Benefits - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Master Trust’s invested assets consist of company stock, equity and fixed income mutual funds, equity and fixed income commingled institutional pools, and stable value investments.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements
December 31, 2006 and 2005

Note 2 - Summary of Significant Accounting Policies (Continued)

Change in Presentation - In December 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP").  This FSP requires investments in benefit-responsive investment contracts be presented at both fair value and contract value on the statement of net assets.  The result of the implementation of the FSP to the Plan was to decrease interest in the Master Trust investments and to increase the adjustment from fair value to contract value by $13,099,673 as of December 31, 2006 and to increase investments and to decrease the adjustment from fair value to contract value by $4,458,738 as of December 31, 2005.  There was no impact to total net assets as of December 31, 2005.

Note 3 - The Master Trust

The Company established the Master Trust pursuant to a trust agreement between the Company and Fidelity Management Trust Company, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes.  The assets of the Master Trust are held by Fidelity Management Trust Company.

Employee benefit plans participating in the Master Trust as of December 31, 2006 and 2005 include the following defined contribution plans:

•	Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
•	Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees
•	Ford Retirement Plan

All transfers to, withdrawals from, or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each plan and the fair market value of that interest may be determined at any time.  The interest of each such plan shall be debited or credited (as the case may be) (i) for the entire amount of every contribution received on behalf of such plan (including participant contributions), every distribution, or other expense attributable solely to such plan, and every other transaction relating only to such plan; and (ii) for its proportionate share of every item of collected or accrued income, gain or loss, and general expense, and of any other transactions attributable to the Trust or that investment option as a whole.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements
December 31, 2006 and 2005

Note 3 - The Master Trust (Continued)

A summary of the net assets of the Master Trust as of December 31, 2006 and 2005 is as follows:

	2006	2005

Investments - fair value:
Ford Stock Fund	$2,313,226,756	$2,656,849,064
Mutual funds	5,284,358,257	4,681,525,641
Common and commingled institutional pools	1,521,490,902	1,410,913,334
Interest Income Fund, at contract value	2,754,509,710	3,046,311,471
Payables and unsettled trades	(1,199,765)	(3,857,642)

Total Master Trust Net Assets	$11,872,385,860	$11,791,741,868

During the year ended December 31, 2006, the Master Trust investment gain was comprised of the following:

Net appreciation (depreciation):
Mutual funds	$197,769,701
Common and commingled institutional pools	254,974,430
Ford Stock Fund	(68,579,782)

Total net appreciation	384,164,349

Interest and dividend income	629,936,021

Total Master Trust Investment Gain	$1,014,100,370

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements
December 31, 2006 and 2005

Note 3 - The Master Trust (Continued)

The Ford Stock Fund is a unitized account that is comprised exclusively of Ford Motor Company common stock except a small portion of the fund is invested in cash or a cash equivalent or other short term investments to provide liquidity for daily activity.

The Ford Stock Fund consists of assets from the following sources: employee contributions (including rollovers), employee loan repayments, exchanges into the fund from other investment options, employer matching contributions (vested and unvested), earnings, and dividends.  All participant assets are self-directed.

The Plan’s interest in the Master Trust represented approximately 32 percent and 31 percent of the total assets in the Master Trust at December 31, 2006 and 2005, respectively.

A summary of net assets of the Plan as of December 31, 2006 and 2005 is as follows:

	2006	2005

Investments - fair value:
Ford Stock Fund	$891,710,373	$964,425,255
Mutual funds	1,405,450,294	1,216,797,148
Common and commingled institutional pools	414,156,003	379,413,165
Interest Income Fund, at contract value	1,077,743,419	1,124,302,422
Payables and unsettled trades	(383,925)	(1,195,871)

Total Plan Net Assets	$3,788,676,164	$3,683,742,119

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements
December 31, 2006 and 2005

Note 3 - The Master Trust (Continued)

During the year ended December 31, 2006, the plan investment gain was comprised of the following:

Net appreciation (depreciation):
Mutual funds	$43,272,432
Common and commingled institutional pools	68,596,332
Ford Stock Fund	(25,993,584)

Total net appreciation	85,875,180

Interest and dividend income	196,302,435

Total Plan Investment Gain	$282,177,615

Note 4 - Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated July 8, 2003, that the Plan is designed in accordance with applicable sections of the Code.  The Plan has since been amended and restated through April 18, 2007.  The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 5 - Administration of Plan Assets

The Master Trust assets are held by the Trustee of the Plan, Fidelity Management Trust Company.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries.  No such officer or employee receives compensation from the Plan, nor does the Company allocate any costs to the Plan.

Note 6 - Plan Termination

The Company, by action of the Board of Directors, may terminate the Plan at any time.  Termination of the Plan would not affect the rights of a participant as to the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination.  In the event of termination, all loans would become due immediately upon such termination.  There are currently no plans to terminate the Plan.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Notes to Financial Statements
December 31, 2006 and 2005

Note 7 – Reconciliation to Form 5500

The net assets on the financial statements differ from the net assets on the Form 5500 due to a Synthetic GIC held in the Master Trust being recorded at contract value on the financial statements and at fair value on the Form 5500.  The net assets on the financial statements were higher than on the Form 5500 at December 31, 2006 by $13,099,673.  Additionally, the investment income on the Form 5500 for the year ended December 31, 2006 is lower than the financial statements by $13,099,673.

Ford Motor Company
Tax-Efficient Savings Plan for Hourly Employees

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-0549190, Plan 025
December 31, 2006

(a)(b) Identity of Issuer, Lessor, Borrower, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

* Participants	Participant loans bearing interest at rates ranging from 4.0 percent to 11.0 percent	-	$222,179,784

* Denotes party in interest